Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280127
PROSPECTUS SUPPLEMENT NO. 4
To Prospectus dated June 18, 2024

INHIBRX BIOSCIENCES, INC.

2,449,921 shares of Common Stock

This prospectus supplement No. 4 supplements the prospectus dated June 18, 2024, or the Prospectus, relating to the proposed resale or other disposition from time to time of an aggregate of up to 2,449,921 shares of Inhibrx Biosciences, Inc., or the Company, common stock, $0.0001 par value per share, or Common Stock, including (i) 300,146 shares of Common Stock held by the selling stockholders who have registration rights pursuant to the Registration Rights Agreement, dated May 29, 2024, by and among the Company and the holders listed thereto, or the Registration Rights Agreement, (ii) 991,849 shares of Common Stock that are issuable upon the exercise of warrants to purchase shares of Common Stock at an exercise price of $0.0001 per share, subject to proportional adjustments in the event of stock splits or combinations or similar events, or the Warrants, held by the selling stockholders who have registration rights pursuant to the Registration Rights Agreement, and (iii) 1,157,926 shares of Common Stock currently held by Inhibrx, Inc., an indirect wholly-owned subsidiary of Sanofi S.A., or Sanofi. The shares of Common Stock and Warrants were issued in connection with the sale of Inhibrx, Inc.’s INBRX-101, which was completed on May 30, 2024, as described in the Prospectus.

The Company is not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of securities by the selling stockholders, except that the Company may receive up to approximately $100 in aggregate gross proceeds from the exercise of the Warrants, if the Warrants are exercised for cash (and, as applicable, not on a cashless basis), based on the per share exercise price of the Warrants.

Our registration of the resale of the shares of Common Stock covered by the Prospectus does not mean that the selling stockholders will offer or sell all or any of the shares of Common Stock. The selling stockholders or their assignees or successors-in-interest may offer and sell the shares of Common Stock described in the Prospectus in a number of different ways and at varying prices. We provide more information about how a selling stockholder may sell its shares of Common Stock in the section entitled “Plan of Distribution” in the Prospectus. We will pay the expenses incurred in registering the securities covered by the Prospectus, including legal and accounting fees.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on January 13, 2025, other than information furnished therein under Item 7.01 and in Exhibit 99.1.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is quoted on the Nasdaq Global Market under the symbol “INBX.” On January 10, 2025, the last reported sale price of our Common Stock was $14.21 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to comply with certain reduced public company reporting requirements for the Prospectus and future filings with the Securities and Exchange Commission.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS AND IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE IN THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 13, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 13, 2025

INHIBRX BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-42031	99-0613523
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
11025 N. Torrey Pines Road, Suite 140
La Jolla, CA 92037
(Address of Principal Executive Offices and Zip Code)
Registrant’s telephone number, including area code: (858) 795-4220

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	INBX	The Nasdaq Global Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry Into a Material Definitive Agreement
On January 13, 2025, Inhibrx Biosciences, Inc. (the “Company”), Oxford Finance LLC (“Oxford”) as collateral agent (“Collateral Agent”), and the other lenders party thereto (the “Lenders”), entered into a Loan and Security Agreement (the “Oxford Loan Agreement”).
The Oxford Loan Agreement provides for a term loan facility of an aggregate principal amount of up to $150.0 million (the “Term Loan Facility”), $100.0 million of which was funded on the consummation of the transaction (the “Closing Date”), with the remaining $50.0 million to be funded upon the Company's request and at the Lenders’ sole discretion. The Term Loan Facility will mature on January 1, 2030 (the “Maturity Date”) and bear interest at (1) 5.61% plus (2) the greater of (i) the 1-Month Term Secured Overnight Financing Right (SOFR), as published by the CME Group or (ii) 4.34%. The repayment schedule provides for interest-only payments through February 1, 2028, with principal payments beginning on March 1, 2028. The interest-only period is followed by 23 months of equal payments of principal plus interest.
Upon the earliest to occur of (i) the Maturity Date, (ii) the acceleration of any term loan under the Term Loan Facility, or (iii) prepayment of any term loan under the Term Loan Facility, a final payment of 9.0% of the total repaid principal amount will be due to Oxford and the Lenders on a pro rata basis. The Company has the option to prepay the outstanding balance of the term loan in full prior to the Maturity Date, subject to a prepayment fee ranging from 2.0% to 5.0%, depending on the timing of the prepayment. All obligations under the Oxford Loan Agreement and the other loan documents are secured by a first priority perfected lien on, and security interest in, substantially all present and future assets of the Company, subject to certain exceptions.
In connection with the initial tranche of funding under the Term Loan Facility, the Company issued to Lenders warrants (the “Term A Warrants”) to purchase 140,741 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at an exercise price of $14.21 per share. Upon the funding of any additional tranche under the Term Loan Facility, the Company is required to issue to the Lenders additional warrants (the “Term B Warrants” and together with the Term A Warrants, the “Warrants”) to purchase such number of shares of the Common Stock to be equal to 2.0% of such additional funding of $50.0 million divided by a price per share, which shall be the exercise price, equal to the lower of (i) the average closing price of the Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) for the ten consecutive trading days ending the day prior to such additional funding, and (ii) the closing price of the Common Stock on Nasdaq on the trading day immediately preceding such funding. The Warrants are immediately exercisable, and the exercise period will expire 10 years from the date of issuance.
The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants will be subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.
The Oxford Loan Agreement contains various representations and warranties, affirmative covenants, and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to take certain actions including, among other things and subject to certain exceptions, the incurrence of debt, the granting of liens, engaging in mergers and other fundamental changes, the making of investments, entering into transactions with affiliates, the payment of dividends and other restricted payments, and the sale of assets. The Oxford Loan Agreement also requires the Company to maintain a minimum liquidity threshold, tested at all times, with such liquidity threshold subject to increase based on certain pipeline development changes.
The Oxford Loan Agreement includes various events of default, including, among others: non-payment of principal, interest or fees, violation of covenants, material adverse change, inaccuracy of representations or warranties, cross-default to other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of security interests or invalidity of loan documents, unsatisfied or unstayed judgments and delisting. Upon the occurrence of an event of default, the Collateral Agent and the Lenders may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Oxford Loan Agreement and the related loan documents, including proceeding against the collateral securing such borrowings.
The description of the Oxford Loan Agreement and the Warrants contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Oxford Loan Agreement and the form of Warrant, which are filed as Exhibit 10.1 and Exhibit 4.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.
The description of the Oxford Loan Agreement and the Warrants contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Oxford Loan Agreement and the form of Warrant, which are filed as Exhibit 10.1 and Exhibit 4.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant
The information set forth in Item 1.01 of this Current Report on Form 8-K regarding the Oxford Loan Agreement is incorporated by reference herein.
Item 3.02 Unregistered Sales of Equity Securities.
The information set forth in Item 1.01 of this Current Report on Form 8-K regarding the Warrants is incorporated by reference herein. The Warrants were issued to the Lenders as partial consideration for the availability and funding of the Term Loan Facility. The issuance of the Warrants is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each Lender represented that it is an accredited investor, and that it was acquiring the securities for investment for its own account, not as nominee or agent, and not with a view to the public resale or distribution within the meaning of the Securities Act.
Item 7.01 Regulation FD Disclosure.
On the Closing Date, the Company issued a press release announcing its entry into the Oxford Loan Agreement and issuance of the Warrants. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.
The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.
Forward-Looking Statements
The Company cautions you that statements contained in this Current Report on Form 8-K regarding matters that are not historical facts are forward-looking statements. These statements are based on the Company's current beliefs and expectations. These forward-looking statements include, but are not limited to, statements regarding: the financial capacity available under the Oxford Loan Agreement, including the potential for the Company to draw down an additional $50 million and the issuance of warrants associated with such draw down, future clinical development of the Company’s therapeutic candidates, including statements regarding the timing of future data readouts, and evaluations and judgments regarding the Company’s strategic flexibility, cash position and balance sheet. Actual results may differ from those set forth in this Current Report on Form 8-K due to the risks and uncertainties inherent in the Company's business, including, without limitation, risks and uncertainties regarding: the initiation, timing, progress and results of its preclinical studies and clinical trials, and its research and development programs; its ability to advance therapeutic candidates into, and successfully complete, clinical trials; its interpretation of initial, interim or preliminary data from its clinical trials, including interpretations regarding disease control and disease response; the timing or likelihood of regulatory filings and approvals; the successful commercialization of its therapeutic candidates, if approved; the pricing, coverage and reimbursement of its therapeutic candidates, if approved; its ability to utilize its technology platform to generate and advance additional therapeutic candidates; the implementation of its business model and strategic plans for its business and therapeutic candidates; its ability to successfully manufacture therapeutic candidates for clinical trials and commercial use, if approved; its ability to contract with third-party suppliers and manufacturers and their ability to perform adequately; the scope of protection it is able to establish and maintain for intellectual property rights covering its therapeutic candidates; its ability to enter into strategic partnerships and the potential benefits of these partnerships; its estimates regarding expenses, capital requirements and needs for additional financing and financial performance; its ability to raise funds needed to satisfy its capital requirements, which may depend on financial, economic and market conditions and other factors, over which it may have no or limited control; developments relating to its competitors and industry; and other risks described from time to time in the “Risk Factors” section of its filings with the U.S. Securities and Exchange Commission (“SEC”), including those described in its Registration Statement on Form 10, as amended (File No. 001-42031), its Registration Statement on Form S-1, as amended and supplemented from time to time (File No. 333-280127), and its Quarterly Reports on Form 10-Q, and supplemented from time to time by its Current Reports on Form 8-K as filed from time to time. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect events that occur or circumstances that exist after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, which is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
4.1	Form of Warrant to Purchase Stock by and between the Company and entities affiliated with Oxford Finance LLC
10.1^	Loan and Security Agreement, dated January 13, 2025, among the Company, Oxford Finance LLC, and the other lenders party thereto
99.1	Press Release issued by Inhibrx Biosciences, Inc. on January 13, 2025
^ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to     furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request. Pursuant to Item 601(a)(6) of Regulation S-K, certain information from this exhibit has been redacted as its disclosure would constitute a clearly unwarranted invasion of personal privacy.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2025
INHIBRX BIOSCIENCES, INC.

	By:	/s/ Kelly Deck
	Name:	Kelly Deck
	Title:	Chief Financial Officer